
AIM
INVESTMENTS

40-33

811-02606
(Invesco Money Market Funds) N/C
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
DEC 29 2005
WASH. D.C.
185

December 13, 2005




05076482

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of an **Memorandum and Order** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al, Fernando Papia, et al. v. A I M Advisors, Inc., et al*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-121305SEC.doc
121305 (1) vtt

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

Dolores Berdat, ***et al.*****,**	§	
	§	
Plaintiffs,	§	
VS.	§	**CIVIL ACTION NO. H-04-2555**
	§	
INVESCO Funds Group, Inc., ***et al.*****,**	§	
	§	
Defendants.	§	

Fernando Papia, ***et al.*****,**	§
	§
Plaintiffs,	§
VS.	§
	§
AIM Advisors, Inc., ***et al.***	§
and	§
AIM Distributors, Inc.,	§
	§
Defendants.	§

Ronald Kondracki,	§
	§
Plaintiff,	§
VS.	§
	§
AIM Advisors, Inc., ***et al.***	§
and	§
AIM Distributors, Inc.,	§
	§
Defendants.	§

MEMORANDUM AND ORDER

Pending before the Court are Plaintiffs' motions for leave to file an amended consolidated complaint, Docket No. 103, and to amend the amended consolidated complaint, Docket No. 104. After considering the parties' filings and the applicable law, the Court finds that the motions should be and hereby are **GRANTED**. The Clerk of the

Court is hereby **ORDERED** to add Plaintiffs' First and Second Amended Consolidated Complaints to the docket.

I. BACKGROUND

These three cases were consolidated for pre-trial purposes by a December 2004 order of Judge Atlas and by an April 2005 Order of this Court. In July 2005, this Court ordered Plaintiffs in the *Berdat* and *Papia* cases to file amended Complaints, repleading with greater particularity their claims against each Defendant. All Plaintiffs now seek to do so via a single, consolidated Amended Complaint; to drop several Plaintiffs from the case; and to add several new Plaintiffs via a Second Amended Consolidated Complaint. Defendants oppose the consolidation of the Complaints and the addition of new Plaintiffs.

II. ANALYSIS

A. Dismissal of Plaintiffs

Plaintiffs' first motion seeks to drop fifteen of the twenty-one original Plaintiffs from this case. Defendants do not oppose this portion of the motion. Accordingly, all claims by the following Plaintiffs, representing the corresponding funds, are hereby **DISMISSED WITHOUT PREJUDICE**:

Plaintiff	Fund(s) Represented	Original Complaint
Delores Berdat	INVESCO Small Company Growth Fund	Berdat
Rhonda LeCuru	INVESCO Dynamics	Berdat
Randal Brever	INVESCO Core Equity Fund INVESCO S&P 500 Index Fund INVESCO Technology Fund	Berdat Berdat Berdat
Fernando Papia	AIM Opportunities II Fund	Papia
Henry Berdat	AIM Opportunities II Fund AIM Blue Chip Fund	Papia Papia
Fred Duncan	AIM Constellation Fund	Papia
Grace Giamanco	AIM Constellation Fund	Papia
Murray Beasley	AIM Real Estate Fund	Papia
Francis Beasley	AIM Real Estate Fund	Papia

The motion also seeks to drop selected claims by the remaining Plaintiffs. Defendants do not oppose this request. Claims by the following Plaintiffs relating to the corresponding funds are therefore **DISMISSED WITHOUT PREJUDICE**:

Plaintiff	Fund(s) Represented	Original Complaint
Marvin Hunt	INVESCO Financial Services Fund INVESCO Health Science Fund INVESCO Technology Fund INVESCO Core Equity Fund	Berdat Berdat Berdat Berdat
Madeleine Hunt	INVESCO Financial Services Fund INVESCO Health Science Fund INVESCO Technology Fund INVESCO Core Equity Fund	Berdat Berdat Berdat Berdat
Kathleen Blair	AIM Diversified Dividend Fund	Papia
Ruth Moccia	AIM Global Aggressive Growth Fund AIM Global Growth Fund	Papia Papia
Ronald Kondracki	AIM ASIA Pacific Growth Fund AIM International Growth Fund	Kondracki Kondracki

B. Consolidation of Complaints

Plaintiffs seek to consolidate all causes of action into a single Amended Complaint for pre-trial purposes. (*See* Pls.' Mot. to File Consol. Am. Compl. at 2.) Defendants object to the proposed consolidation on the ground that it will result in an "unwieldy mega-Complaint" that will impede the efficient progress of this action. In light of the fact that this Order reduces the number of funds from twenty-one to eight, the Court finds that a consolidated Complaint, even one that pleads each cause of action against each Defendant with the specificity required by this Court's Order of July 28, 2005, will prove less unwieldy than separate complaints alleging essentially identical causes of action. Plaintiffs' motion to consolidate is therefore **GRANTED**.

C. Substitution of Plaintiffs and Modification of Case Captions

Plaintiffs also seek to substitute new parties for the two named Plaintiffs representing the AIM Constellation Fund. The named Plaintiffs, Fred Duncan and Grace Giacomo, had standing at the time that they filed their claims but have since lost their standing through the sale of their AIM Constellation shares. Defendants oppose this substitution on the ground that Duncan and Giacomo lack standing not only to maintain their claims but also to seek the substitution. According to Defendants, Plaintiffs' request is intended to circumvent the "look-back" provision of 15 U.S.C. § 80a-35(b) by allowing the substitute Plaintiffs to maintain actions for damages incurred more than one year prior to the filing of their claims. (*See* Defs.' Resp. to Pls.' Mot. To File Consol. Am. Compl. at 3-6.)

The Federal Rules of Civil Procedure provide that "leave [to amend a complaint] shall be freely given when justice so requires." FED. R. CIV. P. 15(a). The Supreme

Court has held that:

> In the absence of any apparent or declared reason – such as undue delay, bad faith or dilatory motive on the part of the movant, repeated failure to cure deficiencies by amendments previously allowed, undue prejudice to the opposing party by virtue of allowance of the amendment, futility of amendment, etc. – the leave sought should, as the rules require, be "freely given."

Foman v. Davis, 371 U.S. 178, 182 (1962).

The Federal Rules explicitly contemplate the substitution of plaintiffs under some circumstances. *See* FED. R. CIV. P. 17(a) ("No action shall be dismissed on the ground that it is not prosecuted in the name of the real party in interest until a reasonable time has been allowed after objection for ratification of commencement of the action by, *or joinder or substitution of*, the real party in interest."). Rule 17(a) permits substitution where the original named plaintiff filed suit in good faith. *See Covert v. Liggett Group, Inc.*, 750 F. Supp. 1303, 1310 (M.D. La. 1990) ("The distinction drawn by the comments [to Rule 17(a)] is between an attorney who files a suit fully intending to prosecute it on behalf of the named plaintiffs and an attorney[ ] who[,] from the outset, plans to substitute plaintiffs at a later date."). A named plaintiff's lack of standing to prosecute a claim on the merits, therefore, is not an absolute bar to that plaintiff's motion for substitution.

The Fifth Circuit has permitted the substitution of named plaintiffs in class action suits, "in order to keep the action[s] alive after the claims of the original named plaintiffs are rendered moot." *Graves v. Walton County Bd. Of Educ.*, 686 F.2d 1135, 1138 (5th Cir. 1982). It has also allowed substitution of plaintiffs acting in representative capacities on behalf of trusts and estates and in survival actions. *See, e.g., Tidewater Marine Towing, Inc. v. Dow Chemical Co.*, 689 F.2d 1251, 1253 (5th Cir. 1982) ("Substitution of the personal representative in place of the surviving parent is not the commencement of a new suit."); *Champion v. C.I.R.*, 303 F.2d 887, 888 (5th Cir. 1962) (approving the substitution of a new fiduciary for the predecessor fiduciary who initiated suit). Other circuit courts have allowed substitution in similar cases. *See Corbin v. Blankenburg*, 39 F.3d 650, 653 (6th Cir. 1994) (permitting substitution of a new ERISA fiduciary); *Blackmar v. Lichtenstein*, 603 F.2d 1306 (8th Cir. 1979) (permitting substitution of a successor trustee).

In this case, as in those discussed above, Plaintiffs are acting in a representative capacity. None of the *Foman* factors – undue delay, bad faith, dilatory motive, repeated failure to cure deficiencies by previous amendments, undue prejudice, or futility – appears to be present here. Moreover, as Plaintiffs point out, the Court would frustrate the goals of judicial economy and efficiency by requiring the substitute Plaintiffs to file suit separately and then seek consolidation of their cases with the instant suit. Defendants' concern regarding the "look-back" period applicable to the substitute Plaintiffs is premature; the "look-back" question affects only the issue of damages, which need not be determined at this early stage of the litigation. Plaintiffs' motion to substitute Plaintiffs W. Vance Wilson II, Ben Koolick, and Marjory J. Curtis in place of Plaintiffs Fred Duncan and Grace Giacomo is therefore **GRANTED**. Plaintiffs' motion to modify the case captions is also **GRANTED** and the first two captions revised to read as follows:

Original Caption	**Modified Caption**
Dolores Berdat, *et al.* v. INVESCO Funds Group, Inc., *et al.*	Marvin Hunt, *et al.* v. INVESCO Funds Group, Inc., *et al.*
Fernando Papia, *et al.* v. AIM Advisors, Inc., *et al.*, and AIM Distributors, Inc.	Jeffrey S. Thomas, *et al.* v. AIM Advisors, Inc., *et al.*, and AIM Distributors, Inc.

The Clerk of the Court is hereby **ORDERED** to modify the docket accordingly and to add the First Amended Consolidated Complaint to the Docket.

D. Addition of New Plaintiffs and Funds

Plaintiffs also seek to add two new Plaintiffs, representing two additional funds, to this case. Defendants oppose the addition of these Plaintiffs on the grounds that such an action was not contemplated by this Court's Order allowing Plaintiffs to amend their Complaints, and that the addition will make this case unwieldy. The Court finds neither of these arguments persuasive. As noted above, the number of Plaintiffs named in the Second Amended Consolidated Complaint is reduced to eight from the original twenty-one, and the consolidation of all suits arising from the same alleged actions by Defendants will promote judicial economy and efficiency. Plaintiffs' motion to add Plaintiffs and to file a Second Amended Consolidated Complaint is therefore **GRANTED**, and the Clerk of the Court is hereby **ORDERED** to add the Second Amended Consolidated Complaint to the docket.

IT IS SO ORDERED.

SIGNED at Houston, Texas, on this the 8th day of December, 2005.



KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE

TO INSURE PROPER NOTICE, EACH PARTY WHO RECEIVES THIS ORDER SHALL FORWARD A COPY OF IT TO EVERY OTHER PARTY AND AFFECTED NON-PARTY EVEN THOUGH THEY MAY HAVE BEEN SENT ONE BY THE COURT.